Exhibit 99.1

NEW PACIFIC METALS CORP.
Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia, Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD AT 9:00 A.M. ON DECEMBER 3, 2021

Dated October 28, 2021

NEW PACIFIC METALS CORP.
Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia, Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2021 annual general meeting (the "Meeting") of the shareholders (the "Shareholders") of New Pacific Metals Corp. (the "Company") will be held at Oceanic Plaza, Suite 1750 - 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1 in the Main Boardroom on Friday, December 3, 2021 at 9:00 a.m. (Pacific Time), and at any adjournment or postponement thereof, for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended June 30, 2021, together with the report of the auditor thereon;

2.	to fix the number of directors at seven (7);

3.	to elect directors for the ensuing year;

4.	to re-appoint Deloitte LLP, Chartered Professional Accountants, as auditor for the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration; and

5.	to transact such further and other business as may be properly brought before the Meeting or at any adjournments thereof.

Particulars of the foregoing matters are set forth in the Circular accompanying this notice. Only Shareholders of record on October 20, 2021 are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the enclosed form of proxy and deliver it to the Company's transfer agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of proxy and the management information circular accompanying this notice.

As of the date of this notice, the Company intends to proceed with the Meeting and encourages you to vote by proxy in advance of the Meeting in light of public health directives and recommendations relating to the ongoing novel coronavirus ("COVID-19") pandemic and efforts to reduce its spread, including restrictions on in-person gatherings of any size, which continue to be strongly discouraged, and physical distancing requirements, and overarching concern for the wellbeing of Shareholders, directors, their families and others. At a minimum, only registered Shareholders or their duly appointed proxyholders will be permitted to attend the Meeting. Those attending the Meeting in person who are experiencing any of the known COVID-19 symptoms including fever, cough or difficulty breathing will not be permitted to attend the Meeting. Those attending in person will be required to comply with the then current direction and advice from federal, provincial and municipal levels of government concerning public gatherings. Note however that, in light of ongoing concerns related to the spread of COVID-19 and the constantly evolving restrictions on the size of public gatherings which are beyond the control of the Company, attendance at the Meeting in person may be difficult or not permitted. Accordingly, we encourage you to vote by proxy in advance of the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, this 28th day of October 2021

BY ORDER OF THE BOARD OF DIRECTORS

“Mark Cruise”

Dr. Mark Cruise
Chief Executive Officer and Director
New Pacific Metals Corp.

TABLE OF CONTENTS

SOLICITATION OF PROXIES	4
PROXY INSTRUCTIONS	4
REVOCATION OF PROXIES	5
HOW TO VOTE	5
QUORUM	7
VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES	7
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	7
VOTING SHARES AND PRINCIPAL SHAREHOLDERS	8
FINANCIAL STATEMENTS	8
PARTICULARS OF MATTERS TO BE ACTED UPON	8
NUMBER OF DIRECTORS	8
ELECTION OF DIRECTORS	9
APPOINTMENT OF AUDITOR	11
CORPORATE GOVERNANCE	11
AUDIT COMMITTEE	14
EXECUTIVE COMPENSATION	14
DIRECTOR COMPENSATION	21
EQUITY COMPENSATION PLAN	23
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	27
MANAGEMENT CONTRACTS	27
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	27
MATERIAL TRANSACTIONS - SINCE JULY 1, 2020	27
AUDITOR	28
OTHER BUSINESS	28
ADDITIONAL INFORMATION	28
BOARD APPROVAL	28

SCHEDULE “A”	MANDATE FOR THE BOARD OF DIRECTORS
SCHEDULE “B”	CHARTER FOR THE COMPENSATION COMMITTEE
SCHEDULE “C”	CHARTER FOR THE CORPORATE GOVERNANCE COMMITTEE

NEW PACIFIC METALS CORP.
Suite 1750 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

MANAGEMENT INFORMATION CIRCULAR

FOR THE 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD AT 9:00 A.M. ON DECEMBER 3, 2021

This information herein is given as at October 28, 2021, except as otherwise stated.

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by the management (“Management”) of New Pacific Metals Corp. (the “Company”) for use at the annual general meeting (the “Meeting”) of the shareholders of the Company (the “Shareholders”) to be held at the time and place and for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”) and at any adjournments thereof.

In this Circular, references to the “Company”, “we” and “our” refer to New Pacific Metals Corp. “Common Shares” or “Shares” means common shares without par value in the capital of the Company. “Options” and “RSUs” means the stock options and the restricted share units, respectively, granted to the directors, officers, employees, and consultants of the Company in accordance with the terms of the Company’s share based compensation plan (the “Omnibus Plan”). “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

Unless otherwise indicated herein, reference to “$”, “USD” or “U.S. dollars” are to United States dollars, and references to “CAD$” or “Canadian dollars” are to Canadian dollars.

SOLICITATION OF PROXIES

This solicitation is made on behalf of Management. Solicitation of proxies will be conducted by mail, and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”). All costs of solicitation will be borne by the Company. This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation by proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Unless the context otherwise requires, references herein to New Pacific Metals Corp. means the Company and its subsidiaries. The principal executive office of the Company is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1. The telephone number is (604) 633-1368 and the facsimile number is (604) 669-9387. The Company’s website address is www.newpacificmetals.com. The information on that website is not incorporated by reference into this Circular. The registered and records office of the Company is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1.

PROXY INSTRUCTIONS

Appointment of Proxyholders

The persons named in the accompanying form of proxy (the “Form of Proxy”) are directors and officers of the Company. Each Shareholder has the right to appoint some other person, who need not be a shareholder, to represent the Shareholder at the Meeting by striking out the names of the persons designated in the accompanying Form of Proxy and by inserting that other person's name in the blank space provided.

The instrument appointing a proxyholder must be signed in writing by the Shareholder, or such shareholder’s attorney duly authorized in writing. If signed by a duly authorized attorney, the Form of Proxy must be accompanied by the original power of attorney or a notarial certified copy thereof. If the Shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolutions of the directors of such corporation, which resolutions must accompany such instrument.

A proxy will only be valid if it is duly completed, signed, dated and received by Computershare in accordance with the instructions in the Form of Proxy, not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the holding of the Meeting, (or any adjournment or postponement thereof) unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Late proxies may be accepted or rejected by the Chairman of the Meeting at his discretion and the Chairman of the Meeting is under no obligation to accept or reject any particular late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice

REVOCATION OF PROXIES

A Shareholder may revoke a proxy by delivering an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing, or where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chair of the Meeting on the day of the Meeting or on the day of any adjournment thereof, before any vote in respect of which the proxy is to be used shall have been taken. A Shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with Computershare in the manner described above, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to revocation.

HOW TO VOTE

Only registered Shareholders (each a “Registered Shareholder”) or their duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons (“Intermediaries”), or who otherwise do not hold their Common Shares in their own name (“Beneficial Shareholders”) are not permitted to vote at the Meeting as only proxies from Registered Shareholders can be recognized and voted at the Meeting. You may vote as follows:

Registered Shareholders: If you are a Registered Shareholder, you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the proxy and delivering it according to the instructions contained in the Form of Proxy and this Circular.

Beneficial Shareholders: If you are a Beneficial Shareholder, you must vote by proxy by carefully following the instructions included in the proxy provided to you by your Intermediary. If you do not follow the special procedures described by your Intermediary, you will not be entitled to vote. See “Advice to Beneficial Holders of Common Shares” below for more information.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Form of Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Beneficial Shareholder.

As of the date of this Circular, the Company intends to proceed with the Meeting and encourages you to vote by proxy in advance of the Meeting in light of public health directives and recommendations relating to the ongoing novel coronavirus (“COVID-19”) pandemic and efforts to reduce its spread, including restrictions on in-person gatherings of any size, which continue to be strongly discouraged, and physical distancing requirements, and overarching concern for the wellbeing of shareholders, directors, their families and others. At a minimum, only Registered Shareholders or their duly appointed proxyholders will be permitted to attend the Meeting. Those attending the Meeting in person who are experiencing any of the known COVID-19 symptoms including fever, cough or difficulty breathing will not be permitted to attend the Meeting. Those attending in person will be required to comply with the then current direction and advice from federal, provincial and municipal levels of government concerning public gatherings. Note however, that, in light of ongoing concerns related to the spread of COVID-19 and the constantly evolving restrictions on the size of public gatherings which are beyond the control of the Company, attendance at the Meeting in person may be difficult or not permitted. Accordingly, we encourage you not to plan to attend the Meeting in person and instead ensure you vote by proxy in advance of the Meeting.

The Company reserves the right to take any additional precautionary measures deemed appropriate in relation to the Meeting in response to further developments in respect of the COVID-19 pandemic including, if considered necessary or advisable, hosting the Meeting solely by means of remote communication. Changes to the Meeting date and/or means of holding the Meeting may be announced by way of news release. Please monitor the news releases filed under the Company’s profile on SEDAR at www.sedar.com prior to the Meeting for the most current information. We do not intend to prepare or mail an amended Circular in the event of changes to the Meeting format.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Shareholders who appear on the records maintained by the Company's registrar and transfer agent as Registered Shareholders will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by an Intermediary, then those Common Shares will, in all likelihood, not be registered in the Shareholder's name. Such Common Shares will more likely be registered under the name of the Intermediary or agent thereof. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Common Shares held by Intermediaries on behalf of a Beneficial Shareholder can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares for the Beneficial Shareholders. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. The various Intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by an Intermediary is substantially similar to the Form of Proxy provided directly to Registered Shareholders by the Company. However, its purpose is limited to instructing the Registered Shareholder (i.e., Intermediary) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a VIF from Broadridge cannot use that form to vote Common Shares directly at the Meeting. The VIFs must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through an Intermediary, please contact that Intermediary for assistance.

The Notice of Meeting, this Circular, the Form of Proxy and VIF, as applicable, are being provided to both Registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer

(“NI 54-101”), issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

The Company has distributed copies of the Notice of Meeting, Circular and VIF to intermediaries for distribution to NOBOs. Unless you have waived your right to receive the Notice of Meeting, Circular and VIF, intermediaries are required to deliver them to you as a NOBO of the Company and to seek your instructions on how to vote your Common Shares.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker's agents as set out above. The Company does not intend to pay for Intermediaries to deliver the Notice of Meeting, Circular and VIF to OBOs and accordingly, if the OBO’s Intermediary does not assume the costs of delivery of those documents in the event that the OBO wishes to receive them, the OBO may not receive the documentation.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of its Intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. NI 54-101 allows a Beneficial Shareholder who is a NOBO to submit to the Company or an applicable intermediary any document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder. If such a request is received, the Company or an Intermediary, as applicable, must arrange, without expenses to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Circular, provided that the Company or the Intermediary receives such written instructions from the NOBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by 9:00 a.m. (Vancouver time) on the day which is at least three business days prior to the Meeting. A Beneficial Shareholder who wishes to attend the Meeting and to vote their Common Shares as proxyholder for the Registered Shareholder, should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder and return the same to their Intermediary or agent thereof in accordance with the instructions provided by such Intermediary.

All references to Shareholders in the Notice of Meeting, this Circular and the accompanying Form of Proxy are to Registered Shareholders of the Company as set forth on the list of registered shareholders of the Company as maintained by the registrar and transfer agent of the Company, Computershare, unless specifically stated otherwise.

QUORUM

The Articles of the Company provide that quorum for the transaction of business at any meeting of Shareholders is one Shareholder present at the Meeting in person or by proxy.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If you complete your proxy properly, then the nominee named in the accompanying Form of Proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions. If you do not specify a choice on any given matter to be voted upon, your Shares will be voted in favour of such matter. The proxy grants the nominee the discretion to vote on amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that may properly come before the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as described in this Information Circular, no Person (as defined herein) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditor. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last completed financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue an unlimited number of Common Shares without par value, each share carrying the right to one vote. As of the Record Date (as defined below), the Company had issued and outstanding 155,479,761 fully paid and non-assessable Common Shares. The Company has no other classes of voting securities.

The board of directors of the Company (the “Board”) has fixed October 20, 2021 as the record date (the “Record Date”) for the determination of Shareholders entitled to receive the Notice of Meeting and to vote at the Meeting. Any transferee who acquires Shares after the Record Date and who wishes to attend the Meeting and to vote the transferred Shares must demand, not later than 10 days before the Meeting, to be included in the list of Shareholders prepared for the Meeting. Registered Shareholders should contact Computershare and non-Registered Shareholders should contact the Intermediary through whom they acquired the Shares.

On a show of hands, every individual who is present as a Registered Shareholder or as a representative of a Registered Shareholder will have one vote (no matter how many Shares such Registered Shareholder holds). On a poll, every Registered Shareholder present in person or represented by a proxy and every person who is a representative of a Registered Shareholder, will have one vote for each Common Share registered in the name of the Registered Shareholder on the list of Registered Shareholders, which is available for inspection during normal business hours at Computershare and at the Meeting. Registered Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the best of the knowledge of the directors and officers of the Company, as at the date of this Circular, there are no persons or companies beneficially owning or controlling or directing, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all outstanding Shares of the Company, except as follows:

Name	Number of Shares	Percentage of Outstanding Common Shares
Silvercorp Metals Inc. (“Silvercorp”)	43,917,216	28.23%

FINANCIAL STATEMENTS

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis (“MD&A”) for its financial year ended June 30, 2021. Shareholders may contact the Company at the address set out on the face page of this Circular to request free copies of the Company's financial statements and MD&A. Alternatively, they can be found under the Company's profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Company’s website at www.newpacificmetals.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

NUMBER OF DIRECTORS

The Board presently consists of six (6) directors. Management proposes that the number of directors on the Board be fixed at seven (7). Shareholders will therefore be asked at the Meeting to approve an ordinary resolution that the number of directors elected be fixed at seven (7) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company and the provisions of the Business Corporations Act (British Columbia) (“BCBCA”).

The Board recommends a vote “FOR” the approval of the resolution setting the number of directors at seven (7). In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Form of Proxy will cast the votes represented by any proxy FOR the approval of the resolution setting the number of directors at seven (7).

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next annual general meeting of the Shareholders, or until his or her successor is elected or appointed, unless that person's office is earlier vacated in accordance with the Articles of the Company or with the provisions of the BCBCA.

Management has received written consent from each of Management's nominees for election as a director as to their willingness and ability to serve as a director. The Company has adopted a majority voting policy where any nominee proposed for election as a director is required to tender their resignation if the director receives more withheld votes than for votes (i.e., a majority of withheld votes) at any meeting where shareholders vote on the uncontested election of directors. An uncontested election means the number of director nominees for election is the same as the number of directors to be elected to the Board. The Corporate Governance Committee (as defined below) will then submit a recommendation regarding whether or not to accept the resignation to the Board. Within 90 days of receiving the final voting results, the Board will issue a press release either announcing the resignation of the director or explaining the reasons justifying its decision not to accept the resignation. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or the Corporate Governance Committee at which the resignation is considered. No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Form of Proxy will cast the votes represented by any proxy FOR the election of the nominees named below.

The following table sets out the names of the management's nominees for election as directors, their ages as at the date of the Circular, the municipality and province or state, and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee's principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company, and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each nominee exercises control or direction as of the date of this Circular:

Common
Name and	Current		Date of	Shares
Municipality of	Position and	Principal Occupations during the Last	Appointment as	Beneficially
Residence (1)	Office Held	Five Years (1)	a Director	Owned (1)
The Honourable Jack Austin Vancouver, B.C., Canada	Chair and Director (2)(3)(4)	Chair and Director of the Company; Advisor to Stern Partners Inc.; Honorary Professor and Senior Fellow at the Institute of Asian Research at the University of British Columbia.	May 13, 2008	612,758 (6)
Rui Feng Vancouver, B.C., Canada	Director (5)	Former CEO of the Company; CEO, Chair and Director of Silvercorp since September 2003.	May 12, 2004	10,442,400
David Kong Richmond, B.C., Canada	Director (2)(3)	Partner of Ernst & Young LLP from 2005 to 2010. Director of Silvercorp, Uranium Energy Corp., and Gold Mining Inc.	Nov 29, 2010	526,858 (7)
Martin G. Wafforn Vancouver, B.C., Canada	Director (4)(5)	Senior Vice President of Pan American Silver Corp.	Nov 27, 2017	27,758

				Common
Name and	Current		Date of	Shares
Municipality of	Position and	Principal Occupations during the Last	Appointment as	Beneficially
Residence (1)	Office Held	Five Years (1)	a Director	Owned (1)
Mark Cruise Vancouver, B.C., Canada	Director and Chief Executive Officer	Former COO of the Company, CEO and Director of Trevali Mining Corp., and director of Velocity Minerals Ltd.	May 28, 2020	95,667
Maria Tang Vancouver, B.C., Canada	N/A	Businesswoman who holds both a Chartered Accountancy and American Institute of Certified Public Accountant designations. Director of Minco Silver Corporation since July 2015, President, CFO and a director of HempNova LifeTech Corp. since May 2019, and former director of finance at Revery Architect from May 2015 to May 2019.	N/A	Nil
Terry Salman Vancouver, B.C., Canada	N/A	President and CEO of Salman Capital Inc.;
Director of Altina Capital Corp. and Independence Gold Corp.;
President and CEO of Salman Partners;
Appointed to the Order of Canada in 2020 for his contributions to mining exploration, philanthropy and community activism;
2018 inductee to Cambridge House Resource Hall of Fame;
2016 Recipient of Murray Pezim Award for his contribution to Canadian mining finance;
Chair Emeritus of Vancouver Public Library Foundation;
Honorary Consul-General of the Republic of Singapore and 2021 recipient of the Public Service Star from the Office of the President of Singapore ; and
		former Chairman of Investment Dealers Association of Canada.	N/A	12,000
Total:				11,717,441

Notes:

(1)	The information as to residence, principal occupation or employment and shares beneficially owned, directly or indirectly, or controlled is not within the knowledge of the Management of the Company and has been furnished by the respective director or officer.
(2)	Denotes member of the Audit Committee.
(3)	Denotes member of the Compensation Committee.
(4)	Denotes member of the Corporate Governance Committee.
(5)	Denotes member of the Technical Committee.
(6)	Of these shares, 10,000 are held in the name of Mr. Austin's spouse.
(7)	Of these shares, 174,000 are held in the name of Mr. Kong's spouse.

The Company confirms that no director, together with his or her associates or affiliates, owns or controls directly or indirectly 10% or more of the outstanding Common Shares.

No proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)	was subject to an order (as defined in Form 51-102F5 Information Circular) that was issued while the proposed director was acting the capacity as director, chief executive; or

(ii)

was subject to an order (as defined in Form 51-102F5 Information Circular) that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)

is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective proposed directors themselves.

APPOINTMENT OF AUDITOR

It is proposed that Deloitte LLP, Chartered Professional Accountants, of Vancouver, British Columbia be reappointed as the auditors of the Company to hold office until the next annual meeting of the Shareholders or until a successor is appointed, and that the directors be authorized to determine the auditor's remuneration.

The Board recommends a vote “FOR” the approval of the resolution appointing Deloitte LLP, Chartered Professional Accountants, as auditors of the Company at remuneration to be fixed by the Board. In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Form of Proxy will cast the votes represented by any proxy FOR the appointment of Deloitte LLP as auditor of the Company at remuneration to be fixed by the Board.

CORPORATE GOVERNANCE

The Company's corporate governance practices have been and continue to be in compliance with applicable Canadian requirements. The Company continues to monitor developments in Canada with a view to further revising its governance policies and practices, as appropriate.

The Company has reviewed its corporate governance practices against the requirements of the NYSE American and determined that its corporate governance practices do not differ significantly from those followed by U.S. companies under the NYSE American listing standards for corporate governance.

The following is a description of the Company's corporate governance practices which has been prepared by the Corporate Governance Committee of the Board and has been approved by the Board.

Board of Directors

In compliance with the requirements of the BCBCA, the directors are elected by the Shareholders to manage or supervise the management of the business and affairs of the Company. In exercising their powers and discharging their duties, the directors are required to act honestly and in good faith with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board is responsible for approving long-term strategic plans and annual operating budgets recommended by Management. Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. Any responsibility which is not delegated to Management or to the committees of the Board remains with the Board. The Board meets and engages in discussions on a regular basis, as required by the state of the Company's affairs, and also from time to time as deemed necessary to enable it to fulfill its responsibilities.

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting Shareholders' interests and maximizing value for the Shareholders. The Company has reviewed its own corporate governance practices in light of National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”). The Board has adopted a written mandate for the Board which is attached hereto as Schedule “A” and is posted on the Company's website at www.newpacificmetals.com. The Board is committed to sound corporate governance practices in the interest of its Shareholders and to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

Composition of the Board

NP 58-201 recommends that the board of directors of a reporting issuer be composed of a majority of independent directors. During the most recently completed financial year, the Company had a majority of independent directors; Jack Austin, David Kong, Greg Hawkins, and Martin Wafforn are “independent” within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”). Dr. Rui Feng is not considered independent as he is the former Chief Executive Officer (the “CEO”) of the Company and Dr. Mark Cruise is not considered independent as he is the current CEO of the Company.

The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board to function independently of Management. The size of the Company is such that all the Company's operations are conducted by a relatively small Management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at a meeting of the Board. The Board considers that Management is effectively supervised by the independent directors on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of the Company and has regular and full access to Management. Many of the Company's directors sit on the board of other issuers. This information is listed under each director profile under the heading “Election of Directors”.

The Board holds four regularly scheduled quarterly meetings throughout the year. Meetings are also conducted on an as-required basis in order to deal with matters as business developments warrant. The following table summarizes directors' attendance at all Board and committee meetings since the beginning of the Company's most recently completed fiscal year ended June 30, 2021:

Corporate
				Governance	Technical
		Audit Committee	Compensation	Committee	Committee
Director	Board Meeting	Meetings	Committee Meeting	Meetings	Meeting
Dr. Mark Cruise	6 of 6	-	-	-	-
Jack Austin	6 of 6	5 of 5	1 of 1	2 of 2	3 of 3
Dr. Rui Feng	6 of 6	-	-	-	3 of 3
David Kong	6 of 6	5 of 5	1 of 1	-	-
Greg Hawkins	6 of 6	5 of 5	1 of 1	2 of 2	3 of 3
Martin G. Wafforn	6 of 6	-	--	2 of 2	-

The Board has developed written position descriptions for the Chair of the Company, the CEO, and the chairs of each committee of the Board.

Orientation and Education

The Company provides new directors with an orientation program upon joining the Company that includes copies of relevant financial, information regarding its properties, as well as opportunities for meetings with Management. Board members are encouraged to communicate with Management and auditors, to keep themselves current with industry trends and development, and to attend related industry seminars. Board members have full access to the Company's records.

Ethical Business Conduct

The Board has adopted a written code of business conduct and ethics (the “Code”). A copy of the Code may be obtained by contacting the Company at the address on the cover of this Circular. Alternatively, a copy of the Code can be found under the Company's profile on SEDAR at www.sedar.com and the Company's website at www.newpacificmetals.com. When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, the directors are required to disclose any such interest and the persons who have such an interest are excluded from all discussion on the matter and are not permitted to vote on the proposal. All such interests in transactions or agreements involving senior Management are dealt with by the Board, regardless of apparent immateriality.

Compensation Committee

The compensation committee of the Board (the “Compensation Committee”) is responsible for determining and approving compensation for directors and senior officers. Fees payable to Management and directors have been determined using a number of factors, such as the nature and extent of the contributions by individual directors, and by direct comparison with other companies of similar size, complexity and risk profile. The Compensation Committee is currently comprised of three directors: David Kong (Chair), Jack Austin, and Greg Hawkins. Each member of the committee is independent. All Compensation Committee members have direct experience that is relevant to their responsibilities in executive compensation. All members have advised on compensation matters for several public companies and within the resource sector. The charter of the Compensation Committee is attached hereto as Schedule "B". A description of the responsibilities, powers and operation of the Compensation Committee can be found therein.

Corporate Governance Committee

The corporate governance committee of the Board (the “Corporate Governance Committee”) is responsible for assisting the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement. The Corporate Governance Committee works to ensure that the Board functions independently of Management, that Management is clearly accountable to the Board, and that procedures are in place to monitor the effectiveness of the performance of the Board, the committees of the Board and individual directors. The Corporate Governance Committee is currently comprised of three directors: Jack Austin (Chair), Martin

Wafforn and Greg Hawkins. Each member of the committee is independent. The charter of the Corporate Governance Committee is attached hereto as Schedule “C”. A description of the responsibilities, powers and operation of the committee can be found therein.

Assessments

The Corporate Governance Committee and the Board annually, and at such other times as they deem fit, monitor the adequacy of information given to directors, communications between the Board and Management, and the strategic direction and processes of the Board and its committees. As part of the assessments, the Board and/or the committees may review their respective charter and conduct reviews of applicable corporate policies. Each Board member is well-qualified through current or previous professions. Each member participates fully in each meeting, having in all cases been specifically canvassed for their input.

AUDIT COMMITTEE

The Company's audit committee (the “Audit Committee”) assists the Board in fulfilling its responsibilities for oversight of financial and accounting matters. The Audit Committee is currently comprised of three directors: David Kong (Chair), Jack Austin, and Greg Hawkins. All of the members are considered independent and financially literate pursuant to NI 52-110. A description of responsibilities, powers and operation of the Audit Committee and a copy of the Audit Committee Charter is attached to the Company's annual information form dated September 20, 2021, filed with the Canadian securities regulators and posted on SEDAR at www.sedar.com.

EXECUTIVE COMPENSATION

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”): (a) the Company's CEO; (b) the Company's Chief Financial Officer (the “CFO”); (c) each of the Company's three most highly compensated executive officers, or three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the company, nor acting in a similar capacity, at the end of the most recently completed financial year.

Compensation Discussion and Analysis

The Company's executive compensation program is overseen by the Compensation Committee. See “Compensation Committee” for a description of the composition of this committee. The Compensation Committee is responsible for making recommendations to the Board with respect to the compensation of executive officers of the Company as well as with respect to the Omnibus Plan. The Compensation Committee also assumes responsibility for reviewing and monitoring the long-term compensation strategy for the senior Management of the Company.

The Compensation Committee attempts to ensure that the compensation packages for executive officers and the overall equity participation plan are in line with publicly listed mining and mineral exploration companies of a comparable size. Comparable mining companies comprises of publicly traded mining companies of similar size in North America, as determined by market capitalization and complexity relative to the Company. Comparable companies include SilverCrest Metals Inc., Great Bear Resources Ltd., Bear Creek Mining Corporation, Kootenay Silver Inc., and Alexco Resource Corp. the (“Compensation Peer Group”) The Compensation Peer Group includes consists primarily of silver, gold or other precious metal producers with activity in at least one Latin American jurisdiction. The Compensation Committee does not rely on any formula, or objective criteria and analysis to determine an exact amount of compensation to pay. Compensation decisions are made through discussion by the Compensation Committee, with input from the CEO, with the final recommendations of the Compensation Committee being submitted to the Board for further discussion and final approval.

The Compensation Committee considered the implications of the risks associated with the Company's compensation policies and practices and concluded that, given the nature of the Company's business and the role of the Compensation Committee in overseeing the Company's executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

No NEOs or directors are permitted to purchase financial instruments including forward contracts, equity swaps, collars, or like instruments, that are designed to hedge against a decrease in market value of securities of the Company granted to such NEOs or directors as compensation.

No new actions, decisions or policies were made after the end of the most recently completed financial year that could affect a reasonable person's understanding of an NEO's compensation for the year ended June 30, 2021.

Performance Graph

The following chart compares the total cumulative shareholder return for CDN$100 invested in Common Shares of the Company on June 30, 2017, with the cumulative total return of the S&P/TSX Composite Index for the period from June 30, 2017 to June 30, 2021. The Common Share performance as set out in the graph does not necessarily indicate future price performance. The Company has never paid dividends to its Shareholders. The Company does take into account overall share price performance in determining executive compensation amounts; however, share price performance is just one of the many factors, as discussed above, that the Company takes into consideration. There is not a direct correlation between the Company's share price performance and the amount of compensation paid to NEOs.

Cumulative Total Return

Date	2017	2018	2019	2020	2021
NUAG	100.00	150.48	228.57	526.67	567.62
S&P/TSX Composite Index	100.00	107.22	107.90	102.19	132.82
NUAG Closing Price*	1.05	1.58	2.40	5.53	5.96
S&P/TSX Composite Index	15,182.19	16,277.73	16,382.20	15,515.22	20,165.58

Note:
(1) From February 16, 2012 to June 30, 2016, the Common Shares of the Company traded on the Toronto Stock Exchange (“TSX”) and thereafter on the TSX Venture Exchange (“TSXV”) under the symbol “NUX”. On August 11, 2020, the Common Shares of the Company commenced trading on the TSX under the same ticker symbol “NUAG”. On May 20, 2021, the Common Shares of the Company commenced trading on the NYSE American under the ticker symbol “NEWP”.

Base Compensation

In the Compensation Committee's view, paying base compensation that is competitive in the market in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The Compensation Committee makes assessments by: (a) making reference to independent salary surveys, including an independent survey prepared for the Company by Mercer (Canada) Limited and (b) comparing salaries with that of other similar sized Canadian mining companies, including the Compensation Peer Group.

Short Term Incentive Plan

The Company does not maintain any short term incentive plans for its CEO or other NEOs.

Share-based Awards

The Company believes that encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company's share based compensation plan. Share-based awards, including Options and RSUs, are granted to executive officers taking into account a number of factors, including the amount and terms of share-based awards previously granted, base compensation and performance bonuses, if any, and competitive factors. There were no options granted during the 2021 fiscal year. During the 2021 fiscal year, the Board granted eligible participants 360,500 RSUs representing 0.23% of the outstanding Common Shares (as at June 30, 2021).

Compensation Governance

See “Compensation Committee” for a description of the composition of the Compensation Committee.

Summary Compensation Table

Set out below is a summary of compensation paid or accrued to the Named Executive Officers of the Company during the most recently completed financial year, for the financial years ended 2019-2021.

					Non-Equity Incentive Plan Compensation (CAD$)
	Fiscal		Share-	Option-		Long
Name and	Year		Based	Based	Annual	Term	Pension	All Other	Total
Principal	Ended	Salary	Awards	Awards	Incentive	Incentive	Value	Compensation	Compensation
Position	June 30	(CAD$)	(CAD$)	(CAD$)(4)	Plans(6)	Plans	(CAD$)	(CAD$)	(CAD$)
Dr. Mark Cruise(1) CEO and Director	2021	462,500	299,920	Nil	130,000	Nil	Nil	7,425	899,845
	2020	279,394	1,410,000	Nil	Nil	Nil	Nil	4,107	1,693,501
Jalen Yuan(2) CFO	2021	Nil	81,500	Nil	30,000	Nil	Nil	Nil	111,500
	2020	Nil	141,000	Nil	20,000	Nil	Nil	Nil	161,000
	2019	Nil	Nil	54,293	20,000	Nil	Nil	Nil	74,293

					Non-Equity Incentive Plan Compensation (CAD$)
	Fiscal		Share-	Option-		Long
Name and	Year		Based	Based	Annual	Term	Pension	All Other	Total
Principal	Ended	Salary	Awards	Awards	Incentive	Incentive	Value	Compensation	Compensation
Position	June 30	(CAD$)	(CAD$)	(CAD$)(4)	Plans(6)	Plans	(CAD$)	(CAD$)	(CAD$)
Alex Zhang(3) Vice President, Exploration	2021	240,000	97,800	Nil	35,000	Nil	Nil	8,269	381,069
	2020	240,000	235,000	Nil	24,000	Nil	Nil	7,554	506,554
	2019	240,000	Nil	135,733	Nil	Nil	Nil	Nil	375,733
David Tingey(4) Vice President, Sustainability	2021	228,500	157,200	Nil	35,000	Nil	Nil	7,559	428,259
	2020	66,968	Nil	Nil	Nil	Nil	Nil	Nil	66,968
Stacey Pavlova(5) Vice President, Investor Relation	2021	64,848	228,200	Nil	Nil	Nil	Nil	1,938	294,986
Gordon Neal(6) Former President	2021	183,333	Nil	Nil	Nil	Nil	Nil	4,334	187,667
	2020	275,000	470,000	Nil	120,000	Nil	Nil	10,850	875,850
	2019	356,250	Nil	226,222	Nil	Nil	Nil	Nil	584,472

Notes:

(1)	The amounts paid to Dr. Mark Cruise relate to his role as an officer of the Company and not that of a director. He does not receive any compensation as a director of the Company.
(2)	Jalen Yuan was appointed as CFO on February 17, 2015.
(3)	Alex Zhang was appointed as Vice President, Exploration on June 16, 2016.
(4)	David Tingey was appointed as Vice President, Sustainability on March 9, 2020.
(5)	Stacey Pavlova was appointed as Vice President, Investor Relation on February 4, 2021.
(6)	Gordon Neal resigned as President on February 28, 2021. Mr. Neal remained as a consultant of the Company until August 28, 2021.
(7)	The Company has adopted IFRS 2 – Share-based Payments to account for the issuance of Options to employees and non-employees. The fair value of Options is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. The following summarizes the key assumptions used to calculate the fair value of each set of Options granted:

						Weighted			Weighted
	Fiscal					average	Weighted		average
	Year of			Exercise		expected	average	Weighted	fair value
	Options		Options	price		life	risk free	average	per Option
Name	Granted	Grant Date	Granted(1)	(CAD$)	Expiry Date	(years)	rates	volatilities	(CAD$)
Dr. Mark Cruise CEO and Director	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jalen Yuan CFO	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2019	02-Feb-2019	60,000	2.15	22-Feb-2024	2.75	1.78%	64.44%	0.90
Alex Zhang Vice President, Exploration	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2019	22-Feb-2019	150,000	2.15	22-Feb-2024	2.75	1.78%	64.44%	0.90
David Tingey Vice President, Sustainability	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Stacey Pavlova Vice President, Investor Relation	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gordon Neal Former President	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2019	22-Feb-2019	250,000	2.15	22-Feb-2024	2.75	1.78%	64.44%	0.90

Pension Plan Benefits

The Company does not provide any pension plan benefits.

Outstanding Share-based Awards and Option-based Awards

The following table summarizes awards outstanding at fiscal year ended June 30, 2021, for each NEO:

	Option-Based Awards				Share-Based Awards
Market or
						Market or	Payout
						Payout	Value of
				Value of	Number of	Value of	Vested
	Number of			Unexercised	Shares or	Share-Based	Share-Based
	Securities			In-The-	Units of	Awards that	Awards not
	Underlying	Option	Option	Money	Shares that	have not	Paid Out or
	Unexercised	Exercise Price	Expiration	Options (1)	have not	Vested	Distributed
Name	Options	(CAD$)	Date	(CAD$)	Vested (#)	(CAD$)	(CAD$)
Dr. Mark Cruise, CEO and Director	Nil	Nil	Nil	Nil	150,000	894,000	Nil
	Nil	Nil	Nil	Nil	38,333	274,150	Nil

	Option-Based Awards				Share-Based Awards
							Market or
						Market or	Payout
						Payout	Value of
				Value of	Number of	Value of	Vested
	Number of			Unexercised	Shares or	Share-Based	Share-Based
	Securities			In-The-	Units of	Awards not	Awards not
	Underlying	Option	Option	Money	Shares that	have not	Paid Out or
	Unexercised	Exercise Price	Expiration	Options (1)	have not	Vested	Distributed
Name	Options	(CAD$)	Date	(CAD$)	Vested (#)	(CAD$)	(CAD$)
Jalen Yuan CFO	80,000	0.55	31-Oct-2021	432,800	7,500	44,700	Nil
	100,000	1.15	31-Jul-2022	481,000	12,500	74,500	Nil
	60,000	2.15	21-Feb-2024	228,600	Nil	Nil	Nil
Alex Zhang Vice President, Exploration	125,000	1.15	31-Jul-2022	323,750	12,500	74,500	Nil
	150,000	2.15	21-Feb-2024	238,500	15,000	89,400	Nil
David Tingey Vice President, Sustainability	Nil	Nil	Nil	Nil	7,500	44,700	Nil
	Nil	Nil	Nil	Nil	15,000	89,400	Nil
Stacey Pavlova Vice President, Investor Relation	Nil	Nil	Nil		35,000	208,600	Nil
Gordon Neal(1) Former President	315,000	1.15	31-Jul-2022	1,515,150	25,000	149,000	Nil
	250,000	2.15	21-Feb-2024	952,500

Notes:

(1)	Mr. Neal resigned as President on February 28, 2021, but remained as a consultant of the Company until August 28, 2021.
(2)	The value of the unexercised in-the-money options is based on the closing price of the Common Shares on the TSX of $5.96 per Common Share as at June 30, 2021 net of the exercise price of the Options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table discloses the number of option-based grants to the NEOs that have vested during the fiscal year ended June 30, 2021 and provides the aggregate dollar value that would have been realized if these Options had been exercised on the vesting date by determining the difference between the market price of the underlying securities and the exercise price of the Options on the vesting date.

			Non-equity incentive plan
	Option-based awards – Value	Share-based awards – Value	compensation – Value earned
	vested during the year	vested during the year	during the year
Name	(CAD$)(1)	(CAD$)	(CAD$)
Dr. Mark Cruise CEO and Director	Nil	1,039,500	130,000
Jalen Yuan CFO	151,368	105,375	30,000
Alex Zhang Vice President, Exploration	280,707	175,625	35,000
David Tingey Vice President, Sustainability	Nil	16,425	35,000
Stacey Pavlova Vice President, Investor Relation	Nil	Nil	Nil
Gordon Neal Former, President	695,834	333,125	Nil

Note:

(1)	This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the Options on the vesting date.

Termination and Change of Control Benefits

Other than as disclosed herein, the Company does not have any contract, agreement, plan or arrangement that provides for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO's responsibilities. There are no deferred compensation plans.

Dr. Mark Cruise

In the event of change of control and if the employee is terminated at any time within 13 month period beginning one month before the date of a change of control, the employee will be entitled to a lump sum payment equal to 24 months' base compensation, plus any other salary, bonus or benefits which have been accrued or earned.

In the event that the employee is terminated following a change in control, all incentive share compensation awards, including stock options, RSUs, etc., granted to the employee under the Omnibus Plan, by the Company under any agreement that is entered into between the employee and the Company, which incentive share based compensation awards have not yet vested, shall immediately vest upon the termination of the Employment Agreement and shall be fully exercisable in accordance with the terms of the agreement or agreements under which such share based compensation were granted.

David Tingey

In the event of a change of control and if the employee is terminated at any time within 12 months of a change of control, the employee shall be entitled to a lump sum payment equal to 12 months' base compensation, plus any other salary, bonus or benefits which have been accrued or earned.

Stacey Pavlova

In the event of a change of control and if the employee is terminated at any time within 12 months of a change of control, the employee shall be entitled to a lump sum payment equal to 12 months’ base compensation, plus any other salary, bonus or benefits which have been accrued or earned.

In the event that the employee is terminated following a change in control all incentive stock options, RSUs, or other share based compensation granted to the employee under the Omnibus Plan, by the Company under any agreement that is entered into between the employee and the Company, which incentive shares have not yet vested, shall immediately vest upon the termination of this Agreement and shall be fully exercisable in accordance with the terms of the agreement or agreements under which such share based compensation were granted.

DIRECTOR COMPENSATION

Compensation for Directors

Except as set out below, each director is paid an annual cash compensation of $10,000. The Company pays Jack Austin annual cash compensation of $40,000 for being Chair of the Board. No other cash compensation was paid to the Company`s directors during the most recently completed financial year other than the reimbursement of out-of-pocket expenses.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of Options and RSUs in accordance with the terms of the Omnibus Plan and the policies of the TSX. The following table sets out compensation paid to directors in the financial year ended June 30, 2021:

		Share-	Option	Non-equity
	Fees	based	based	incentive plan	Pension	All other	Total
	earned	awards	awards	compensation	value	compensation	compensation
Name(1)	(CAD$)	(CAD$)	(CAD$)(2)	(CAD$)	(CAD$)	(CAD$)	(CAD$)
Jack Austin	40,000	149,960	Nil	50,000	Nil	Nil	239,960
Rui Feng	10,000	149,960	Nil	100,000	Nil	Nil	259,960
David Kong	10,000	149,960	Nil	50,000	Nil	Nil	209,960
Greg Hawkins	10,000	149,960	Nil	40,000	Nil	Nil	199,960
Martin Wafforn	10,000	149,960	Nil	40,000	Nil	Nil	199,960

Notes:

(1)	Disclosure about compensation payable to Dr. Mark Cruise in his capacity as a director of the Company has already been disclosed above under the heading “Summary Compensation Table”.
(2)	The Company has adopted IFRS 2 – Share-based Payment to account for the issuance of stock options to employees and non-employees. The fair value of Options is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. The assumptions used reflect management's best estimates, but involve inherent uncertainties based on market conditions outside of the control of the Company. The following summarizes the key assumptions used to calculate the fair value of each set of Options granted to directors, who are not NEOs, during the financial year ended June 30, 2021:

					Weighted			Weighted
					average	Weighted		average fair
			Exercise		expected	average	Weighted	value per
		Options	price		lives	risk free	average	option
Name	Grant Date	Granted	($)	Expiry Date	(years)	rates	volatilities	($)
Jack Austin	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Rui Feng	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Kong	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Greg Hawkins	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Martin Wafforn	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Outstanding Share-based Awards and Option-based Awards

The following tables table summarizes awards outstanding at fiscal year ended June 30, 2021, for each non-executive director.

	Option-Based Awards				Share-Based Awards
							Market or
						Market or	Payout
						Payout	Value of
				Value of	Number of	Value of	Vested
	Number of			Unexercised	Shares or	Share-Based	Share-Based
	Securities			In-The-	Units of	Awards that	Awards that
	Underlying	Option	Option	Money	Shares that	have not	Paid Out or
	Unexercised	Exercise Price	Expiration	Options (1)	have not	Vested	Distributed
Name	Options	(CAD$)	Date	(CAD$)	Vested (#)	(CAD$)	(CAD$)
Jack Austin	75,000	1.15	31-Jul-2022	360,750	7,975	47,531	Nil
	100,000	2.15	22-Feb-2024	381,000	23,000	137,080	Nil
Rui Feng	300,000	0.55	31-Oct-2021	1,623,000	37,500	223,500	670,500
	75,000	1.15	31-Jul-2022	360,750	23,000	137,080	Nil
	250,000	2.15	22-Feb-2024	952,500	Nil	Nil	Nil
David Kong	65,000	0.55	31-Oct-2021	351,650	7,975	47,531	Nil
	75,000	1.15	31-Jul-2022	360,750	23,000	137,080	Nil
	100,000	2.15	22-Feb-2024	381,000	Nil	Nil	Nil
Greg Hawkins	50,000	0.55	31-Oct-2021	270,500	7,975	47,531	Nil
	75,000	1.15	31-Jul-2022	360,750	23,000	137,080	Nil
	100,000	2.15	22-Feb-2024	381,000	Nil	Nil	Nil
Martin Wafforn	200,000	1.57	07-Dec-2022	878,000	7,975	47,531	Nil
	100,000	2.15	22-Feb-2024	381,000	23,000	137,080	Nil

Note:

(1)	The value of the unexercised in-the-money options is based on the closing price of the Common Shares on the TSX of $5.96 per Common Share as at June 30, 2021 net of the exercise price of the Options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table discloses the number of option-based grants to each non-executive directors of the Company that have vested during the fiscal year ended June 30, 2021 and provides the aggregate dollar value that would have been realized if these Options had been exercised on the vesting date by determining the difference between the market price of the underlying securities and the exercise price of the Options on the vesting date.

			Non-equity incentive plan
	Option-based awards – Value	Share-based awards – Value	compensation – Value earned
	vested during the year	vested during the year	during the year
Name	(CAD$)(1)	(CAD$)	(CAD$)
Jack Austin	180,627	111,650	50,000
Rui Feng	363,627	525,000	100,000
David Kong	180,627	112,049	50,000
Greg Hawkins	180,627	100,884	40,000
Martin Wafforn	271,668	111,650	40,000

Note:

(1)	This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the Options on the vesting date.

EQUITY COMPENSATION PLAN

The only equity compensation plan which the Company has in place is the Omnibus Plan which was approved by the Shareholders on September 30, 2020. A copy of the Omnibus Plan and may be obtained by contacting the Company at the address on the cover of this Circular or under the Company's profile on SEDAR at www.sedar.com.

The Omnibus Plan has been established to attract and retain employees, consultants, officers or directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company. The Omnibus Plan is administered by the directors and Compensation Committee. The maximum number of Common Shares that may be reserved for issuance for all purposes under the Omnibus Plan is 10% of the issued and outstanding Common Shares, from time to time.

The Company has an authorized capital of an unlimited number of common shares without par value, of which 155,479,761 Common Shares were issued and outstanding as fully paid and non-assessable as of the Record Date.

The Omnibus Plan is administered by the Board and the Compensation Committee. The following is a description of the key terms of the Omnibus Plan, which is qualified in its entirety by reference to the full text of the Omnibus Plan.

The following is a description of the key terms of the Omnibus Plan, which is qualified in its entirety by reference to the full text of the Omnibus Plan.

  Types of Awards – Pursuant to the Omnibus Plan, the Company may issue Options, RSUs, Performance Share Units (“PSUs”, and together with the Options and RSUs, collectively the “Awards”).

  Participants – Pursuant to the Omnibus Plan, the Company may issue Awards to the directors, officer, employees and consultants of the Company (each an “Eligible Person”). Each such Eligible Person granted Awards pursuant to the Omnibus Plan, a “Participant”.

  Maximum Number of Common Shares Issuable – The maximum number of Common Shares issuable under the Omnibus Plan, together with the number of Common Shares issuable under any other security-based compensation arrangements of the Company, shall not in the aggregate exceed 10% of the issued and outstanding Common Shares of the Company, from time to time (the “Outstanding Issue”).

  Plan Limits – When combined with all of the Company's other security-based compensation arrangements, the Omnibus Plan shall not result in:

    the number of Common Shares issuable to any one person at any time exceeding 5% of the Outstanding Issue;

    the number of Common Shares (i) issued to Insiders (as defined in the Omnibus Plan) within a one- year period, and (ii) issuable to Insiders at any time, exceeding 10% of the Outstanding Issue;

    the issuance to any one Insider and such Insider's associates, within any one year period, exceeding 5% of the Outstanding Issue;

    the issuance to any Eligible Person, in a 12-month period, of a number of RSUs and PSUs, on an aggregate basis, exceeding 1% of the Outstanding Issue at the time of granting of the Awards and the issuance to all Eligible Persons, in a 12-month period, of a number of RSUs and PSUs, on an aggregate basis, exceeding 2% of the Outstanding Issue at the time of granting of the Awards; or

    a number of Common Shares issuable to any one non-executive Director within a one-year period exceeding an Award value of $150,000 per such non-executive Director, of which no more than $100,000 may comprise Options based on a valuation method acceptable to the Board.

Options

  Terms and Exercise Price – The number of Common Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall in no event be lower than the closing price of the Common Shares on the TSX (the "Market Price") on the date prior to the grant date.

  Term – Unless otherwise specified at the time of grant, Options shall expire 10 years from the date of grant, unless terminated earlier in accordance with the Omnibus Plan.

  Vesting Schedule – Unless otherwise specified at the time of grant, Options vest and become exercisable in 25% increments on each of the 6 month, 12 month, 18 month, and 24 month anniversaries from the grant date.

  Exercise of Option – A participant may exercise vested Options by payment of the exercise price per Share subject to each Option.

  Termination of Employment – If a Participant ceases to be a director, officer, employee or consultant of the Company for any reason other than death, such director, officer, consultant or employee of the Company shall have such rights to exercise any Option not exercised prior to such termination within the lesser of a period of 90 calendar days after the date of termination, or the expiry date of the Option, or such shorter period as may be set out in the Participant's Option Award Agreement.

  Death – If a Participant dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the Participant's death or the expiry date of the Option, exercise that portion of an Option granted to the director, officer, employee or consultant of the Company under this Plan which remains outstanding.

Restricted Share Units and Performance Share Units

  Terms – RSUs and PSUs are notional securities that entitle the recipient to receive cash or Common Shares at the end of a vesting period. The terms applicable to RSUs and PSUs under the Omnibus Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant's account) are determined by the Board at the time of the grant.

  Vesting – Unless otherwise provided, RSUs typically vest on the second anniversary of the date the RSU was granted and shall be settled in accordance with the settlement provisions described below. Unless otherwise noted, PSUs shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied and shall be settled in accordance with the settlement provisions described below. Vesting of PSUs is contingent upon achieving certain performance criteria.

  Settlement – On settlement, the Company shall, for each vested RSU or PSU being settled, deliver to a Participant either (a) one Share, (b) a cash payment equal to the Market Price of one Share as of the vesting date, or (c) any combination of cash and Common Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

  Dividend Equivalents – As dividends are declared, additional RSUs and PSUs may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

  Termination of Employment – If a director, officer, consultant or employee of the Company ceases to be so engaged by the Company for any reason other than death, all outstanding RSUs and PSUs that were vested on or before the date of the termination of employment or services of such Participant shall be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of termination, after which time the RSUs and PSUs shall in all respects terminate.

  Death – If a Participant dies, all outstanding RSUs and PSUs that were vested on or before the date of the date of death such Participant shall be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of death. Outstanding RSUs that were not vested on or before the date of death shall vest and be settled in accordance applicable settlement provisions of the Omnibus Plan as of the date of death, prorated to reflect the actual period between the grant date of the RSU and the date of death.
  Outstanding PSUs that were not vested on or before the date of death shall vest and be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of death, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the performance criteria for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining RSUs and PSUs shall in all respects terminate as of the date of death.

General

  Assignment – Awards granted under the Omnibus Plan are non-assignable and non-transferable other than by will or by the laws of descent and distribution.

  Change of Control – In the event of a Change of Control, all unvested Awards then outstanding will, as applicable, be substituted by or replaced with awards of the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) (the “continuing entity”) on the same terms and conditions as the original Awards, subject to appropriate adjustments that do not diminish the value of the original Awards. If, upon a Change of Control, the continuing entity fails to comply with this requirement, the vesting of all then outstanding Awards (and, if applicable, the time during which such Awards may be exercised) will be accelerated in full. Additionally, in the event of a potential Change of Control, the Board will have the power, in its sole discretion, to modify the terms of the Omnibus Plan and/or the Awards to assist the Participants in tendering to a take-over bid or other transaction leading to a Change of Control (including to accelerate the vesting of Awards and to permit Participants to conditionally exercise their Awards).

  Amendments Not Requiring Shareholder Approval – The Board may amend the Omnibus Plan or Awards at any time, provided, however, that no such amendment may adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any such amendment will be subject to all necessary regulatory approvals.
  Without limiting the generality of the foregoing, the Board may, without prior notice to the shareholders and without further shareholder approval, at any time and from time to time, amend the Omnibus Plan or any provisions thereof, or the form of Award Agreement or instrument to be executed pursuant to the Omnibus Plan, in such manner as the Board, in its sole discretion, determines appropriate:

    for the purposes of making formal minor or technical modifications to any of the provisions of the Omnibus Plan;

    to correct any ambiguity, defective provisions, error or omission in the provisions of the Omnibus Plan;

    to change any vesting provisions of Awards;

    to change the termination provisions of the Awards or the Omnibus Plan;

    to change the persons who qualify as Eligible Persons under the Omnibus Plan; and

    to add or change provisions relating to any form of financial assistance provided by the Company to Participants that would facilitate the purchase of securities under the Omnibus Plan.

  Amendments Requiring Shareholder Approval – Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

    an increase in the number of Common Shares issuable under Awards granted pursuant to the Omnibus Plan;

    a reduction in the exercise price of an Option, or a cancellation and reissuance of an Option;

    an extension of (i) the term of an Option beyond its original expiry date, or (ii) the date on which a PSU or RSU will be forfeited or terminated in accordance with its terms, other than in accordance with the Omnibus Plan;

    a revision to the assignment provisions to permit Awards granted under the Omnibus Plan to be transferable or assignable other than for estate settlement purposes;

    a revision to the insider participation limits or the non-executive director limits;

    a revision to the amending provisions; or

    any amendment required to be approved by shareholders of the Company under applicable law (including without limitation, pursuant to the policies of the TSX).

Black Out Periods – If the expiry date or vesting date of an Award falls (other than a PSU or RSU awarded to a Canadian resident) is during a self-imposed blackout period imposed under any insider trading policy or similar policy of the Company (a “Blackout Period”), the expiry date or vesting date, as applicable, will be automatically extended for a period of ten business day after the earlier of the end of such Blackout Period, or, provided the Blackout Period has ended, the expiry date or vesting date of such Award. In the case of a RSU or PSU awarded to a Canadian resident, any settlement that is effected during a Blackout Period shall be settled in cash, notwithstanding any other provision of the Omnibus Plan.

The following table sets out the annual burn rate for three most recently completed financial years ending June 30:

		Weighted average	% of
	Number of	number of	outstanding
	Options	Common Shares	Common	Number of	% of Outstanding
Fiscal Year	granted	outstanding	Shares	Options exercised	Common Shares
2021	Nil	154,451,263	Nil	1,396,935	0.9%
2020	Nil	152,298,778	Nil	888,066	0.6%
2019	2,155,000	142,432,812	1.5%	333,333	0.2%

The following table sets out equity compensation plan information as at the end of the financial year ended June 30, 2021.

Equity Compensation Plan Information as at June 30, 2021

Number of securities
remaining available for
future issuance under
	Number of securities to	Weighted-average	equity compensation
	be issued upon exercise of	exercise price of	plans (excluding
	outstanding options,	outstanding options,	securities reflected in
Plan Category	warrants and rights	warrants and rights	column (a))
Equity compensation plans approved by security holders	Options: 3,115,832 RSU: 794,900	CAD$1.42 CAD$5.48	11,534,394 (1)
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total:	3,910,732 Common Shares	CAD$2.25	11,534,394 (1)

Note:
(1) Under the Omnibus Plan, the aggregate number of Common Shares which may be subject to issuance pursuant to Awards granted is equal to 10% of the issued and outstanding Common Shares, from time to time. However, the issuance to all Eligible Persons, in a twelve-month period on an aggregate basis, of a number of RSUs and PSUs cannot exceed 2% of the outstanding Common Shares at the time of granting of the Awards. During the year ended June 30, 2021, the Company issued RSUs representing 0.23% of the issued and outstanding Common Shares (based on the Company's outstanding Common Shares as at June 30, 2021) and nil PSUs.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the Company's last completed financial year-ended June 30, 2021, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company that are to any substantial degree performed by a person or company other than the directors or executive/senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, during the most recently completed financial year, no informed person of the Company, nominee for election as a director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as, it has purchased, redeemed or otherwise acquired any of its shares.

Material Transactions - Since July 1, 2020

Related Party Transaction:

The following summarizes the Company's relationship with related parties:

		Years ended June 30,
Transactions with related parties	2021	2020
Silvercorp Metals Inc.	$616,030	$586,138

Related party transactions are entered into based on normal market conditions at the amounts agreed on by the parties. As at June 30, 2021, the balances with related parties, which are unsecured, non-interest bearing, and due on demand, are as follows:

Due to related parties	June 30, 2021	June 30,e 2020
Silvercorp Metals Inc.	$50,378	$62,182

Silvercorp has two common directors and one officer with the Company and shares office space and provides various general and administrative services to the Company. During the year ended June 30, 2021, the Company recorded total expenses of $616,030 (year ended June 30, 2020 - $586,138) for services rendered and expenses incurred by Silvercorp on behalf of the Company.

AUDITOR

Deloitte LLP, Chartered Professional Accountants, of Vancouver, British Columbia, are the auditors for the Company and have advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

OTHER BUSINESS

Management knows of no other matters which will come before the Meeting, other than as set forth above and in the Notice of Meeting, but if such should occur, the persons named in the enclosed Form of Proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting, or any adjournments thereof.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile under SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis (“MD&A”) for its financial year ended June 30, 2021. Shareholders may contact the Company at the address set out on the face page of this Circular to request free copies of the Company's financial statements and MD&A. Alternatively, they can be found under the Company's profile on SEDAR at www.sedar.com and the Company's website at www.newpacificmetals.com.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing has been authorized by the directors of the Company.

Dated at Vancouver, British Columbia, this 28th day of October 2021.

BY ORDER OF THE BOARD OF DIRECTORS

“Mark Cruise”

Dr. Mark Cruise
Chief Executive Officer and Director
New Pacific Metals Corp.

SCHEDULE “A”

MANDATE OF THE BOARD OF DIRECTORS OF
NEW PACIFIC METALS CORP.

(Adopted by the Board on March 3, 2021)

The Board is responsible for the stewardship of New Pacific Metals Corp. (the “Company”) and for the oversight of its management and affairs.

A majority of the Board members shall be “independent” as defined in accordance with all applicable securities laws and regulations and applicable stock exchange rules, unless otherwise permitted by all applicable regulations and stock exchange rules. The Board shall affirmatively determine whether each director, or person nominated to be a director, qualifies as independent under the applicable securities laws and regulations and applicable stock exchange rules. Where required by such laws, regulations or exchange rules, the Board shall also determine the independence of each member of a Committee of the Board under the standards of independence applicable to such Committee. Any director who is deemed independent and whose circumstances change such that he or she might be considered to no longer be an independent director or independent member of a particular committee, shall promptly advise the Board of the change in circumstances.

Directors shall exercise their best business judgment in a manner consistent with their fiduciary duties. The Board's primary responsibilities, which are discharged directly and through delegation to its Committees, include the following:

  To meet regularly as needed, and in no event less than once per quarterly period, with all directors expected to attend and to review in advance any materials provided to them in connection with the meeting.

  To hold meetings of the independent directors as frequently as necessary to carry out other responsibilities under this Board Mandate, but in no event less than once per year, at which non- independent directors and members of management are not in attendance.

  To act honestly and in good faith with a view to the best interests of the Company.

  To exercise due care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.

  Consistent with its responsibilities to the Company, to further the interests of the shareholders.

  To consider business opportunities and risks and to adopt strategic plans from time to time.

  To identify the principal risks of the Company's business, and to implement an appropriate system to manage these risks.

  To develop an investor relations and shareholder communications policy for the Company.

  To oversee management's adoption of effective internal control and management information systems.

  To review and approve annual and quarterly financial statements and the publication thereof by management.

  Through the Audit Committee, to be responsible for the appointment, compensation, retention, oversight and discharge of the Company's external auditors.

  To approve operating plans and any capital budget plans.

  To select and approve all key executive appointments, and to monitor executive development.

  To determine the compensation of senior management and executive officers.

  To develop the Company's approach to corporate governance, including establishing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

  To adopt a code of conduct to govern employees and management in their activities for and on behalf of the Company.

  To promote a culture of integrity throughout the Company consistent with the adopted code of conduct.

  To take action on issues that by law or practice require the independent action of a Board or one of its Committees.

  To oversee management in its implementation of effective programs to provide a safe work environment, to employ sound environmental practices, and to operate in accordance with applicable laws, regulations and permits.

  To oversee management in its implementation of an effective communications policy with regard to investors, employees, the communities in which it operates and the governments of those communities.

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SCHEDULE “B”

COMPENSATION COMMITTEE CHARTER

(Adopted by the Board on March 3, 2021)

The Compensation Committee of the Board of Directors shall consist of at least three Directors, each of whom shall be independent as defined in accordance with all applicable securities laws and regulations and all applicable stock exchange rules; provided, however, that one or more members of the Committee may be non-independent if permitted by all applicable regulations and stock exchange rules. The Committee meets at least annually, or more frequently as required.

The purpose of the Compensation Committee is to assist the Board in discharging its duties relating to compensation of the executive officers of the Company, with goals, among others, of enabling the Company to attract, retain and motivate the most qualified talent who will contribute to the long term success of the Company by aligning compensation with the Company's business objectives and performance, and aligning incentives with the interests of shareholders to maximize shareholders' value.

The Committee's duties and responsibilities are:

  To recommend to the Board for determination, the compensation of the Chief Executive Officer of the Company, who, notwithstanding any provisions contained herein to the contrary, shall not be permitted to attend the Committee's deliberations and voting relating to his or her compensation.

  To recommend to the Board for determination, the compensation of senior management and executive officers of the Company other than the Chief Executive Officer.

  To review the compensation and benefits of the directors in their capacity as directors of the Company to ensure that such compensation reflects the responsibilities and risks involved in being a director.

  To review and make recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive stock options for all employees, consultants, directors and officers.

  To review the disclosure to be made of director and executive remuneration in the Management Information Circular.

  To ensure there are appropriate training, development and benefit programs in place for management and staff.

  To review and make recommendations to the Board for its approval on any special compensation and benefit arrangements.

  To review its compensation practices by comparing them to surveys of relevant competitors and to set objective compensation based on this review.

  To perform such other functions as the Board may from time to time assign to the Committee.

  To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance, and to recommend changes to the Board for its approval.

  To engage any outside advisor or expert, including compensation consultants, independent legal counsel, and other compensation advisors as it deems necessary to permit it to carry out its duties. The Committee shall be solely and directly responsible for the appointment, compensation, and oversight of the work of any such advisor. Prior to engaging or obtaining advice from any advisor, the Committee shall assess the independence of the advisor, taking into consideration all relevant factors as required by all applicable regulations, including:

    The provision of other services to the Company by the person that employs the compensation consultant, legal counsel or other adviser;

1

    The amount of fees received from the Company by the person that employs the compensation consultant, legal counsel or other adviser, as a percentage of the total revenue of the person that employs the compensation consultant, legal counsel or other adviser;

    The policies and procedures of the person that employs the compensation consultant, legal counsel or other adviser that are designed to prevent conflicts of interest;

    Any business or personal relationship of the compensation consultant, legal counsel or other adviser with a member of the Committee;

    Any stock of the Company owned by the compensation consultant, legal counsel or other adviser; and

    Any business or personal relationship of the compensation consultant, legal counsel, other adviser or the person employing the adviser with an executive officer of the Company.

The Company shall provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation of compensation consultants, independent legal counsel or any other advisor retained by the Committee.

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SCHEDULE “C”

CORPORATE GOVERNANCE COMMITTEE CHARTER

(Adopted by the Board on March 3, 2021)

New Pacific Metals Corp. (the “Company”) has established a Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) which shall consist of three or more directors, each of whom shall be independent as defined in accordance with all applicable securities laws and regulations and all applicable stock exchange rules; provided, however, that one or more members of the Committee may be non-independent if permitted by all applicable regulations and stock exchange rules. The Committee shall meet at least annually, or more frequently as required. The Committee's mandate is to assist the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement.

The Committee's duties and responsibilities are:

  To advise the Chairman of the Board and the Board on matters of corporate governance, including adherence to any governance guidelines or rules established by applicable regulatory authorities.

  To advise the Board on issues of conflict of interest for individual directors.

  To examine the effectiveness of the Company's corporate governance practices at least annually and to propose such procedures and policies as the Committee believes are appropriate to ensure that the Board functions independently of management, management is accountable to the Board and procedures are in place to monitor the size, structure, composition and effectiveness of the Board, committees of the Board and individual directors.

  To develop and review, together with the Chairman, CEO and the President of the Board, annual Board goals or improvement priorities.

  To identify, review and recommend to the Board, for Board selection, all nominees for appointment, election or reelection as directors, including suitable candidates for nomination as new directors, as well as directors standing for re-election and all other nominees to the Board.

  To adopt procedures for shareholders of the Company to identify potential nominees for election to the Board, if determined necessary or appropriate, and to evaluate any nominees identified by shareholders of the Company pursuant to such procedures.

  With assistance of management, to organize and provide an orientation program for new directors where appropriate.

  To periodically review the mandates of the Board and committees of the Board and determine what additional committees of the Board, if any, are required or appropriate.

  To develop such codes of conduct and other policies as are appropriate to deal with the confidentiality of the Company's information, insider trading and the Company's timely disclosure and other public company obligations.

  To take such other steps as the Committee decides are appropriate, in consultation with the Board, to ensure that proper corporate governance practices are in place for the Company, with reference to applicable stock exchange guidelines or recommendations and other regulatory requirements on corporate governance.

  To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance and, when necessary, and to recommend changes to the Board of Directors for its approval.